Securities and Exchange Commission
                    Washington, D.C.  20549

                         SCHEDULE 13D
    Under the Securities Exchange Act of 1934 (Amendment No. __)

                  BF Acquisition Group V, Inc.
                  ----------------------------
                        (Name of Issuer)

            Common Stock, par value $.001 per share
            ---------------------------------------
                (Title of Class of Securities)

                        --------------
                        (CUSIP Number)

                        Barbara Queen
                    Zenith Holdings, Corp.
                   3100 Old Limestone Road
                  Wilmington, Delaware 19808

                         (302) 995-0603
        -------------------------------------------------
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 3, 2006

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1)	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only)

        Zenith Holdings, Corp.   (20-1435401)
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2)	Check the Appropriate Box if a Member of a Group
        (a)  _______                                                [ ]
        (b)  _______                                                [ ]


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3)	SEC Use Only

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4)	Source of Funds

	OO
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5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                            [ ]

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6)	Citizenship or Place of Organization

	Delaware

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Number of Shares         7)      Sole Voting Power             175,000
Beneficially Owned
By Each Reporting        ----------------------------------------------
Person With
                         8)    Shared Voting Power             _______

                         ----------------------------------------------

                         9)    Sole Dispositive Power          175,000

                         ----------------------------------------------

                         10)   Shared Dispositive Power        _______

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11)     Aggregate Amount Beneficially Owned by Each Reporting Person

	175,000

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12)     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                             [ ]

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13)     Percent of Class Represented by Amount in Row (11)      17.24%

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14)	Type of Reporting Persons (See Instructions)

	CO
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

Item 1.   Security and Issuer.

       The securities that are the subject of this statement are common stock, par value $.001 per share, of BF Acquisition Group V, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2501 Turk Boulevard, San Francisco, California 94118.


Item 2.   Identity and Background.

       This statement is by Zenith Holdings, Corp. ("Zenith"), a Delaware corporation.

       Mrs. Barbara Queen is the director, president and sole shareholder of Zenith, a privately held corporation. Mrs. Queen is a private investor. Zenith's principal office and business address is 3100 Old Limestone Road, Wilmington, Delaware 19808. This address is also Mrs. Queen's business address.

       Neither Mrs. Queen nor Zenith, during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       Neither Mrs. Queen nor Zenith, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

       Mrs. Queen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

       Mrs. Queen and Zenith acquired the 175,000 shares of the Issuer's common stock pursuant to a bona fide gift transaction.


Item 4.   Purpose of Transaction.

       Item 3 of this statement is incorporated herein by reference.

       Mrs. Queen and Zenith reserve the right to actively pursue various proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a


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registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; (j) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which the acquisition of control of the Issuer by any person; or (k) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

       As of February 3, 2006, Zenith had an interest in the Issuer's securities as follows:

     	No. of Shares: 175,000
    	Voting Power: Sole
    	Disposition Power: Sole
    	Aggregate Percentage Beneficially Owned: 17.24%*

       Mrs. Queens holds no securities of the Issuer personally.

* Based upon 1,015,000 shares outstanding on December 15, 2005 as reported in the Issuer's Form 10-QSB for the quarter ended October 31, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Not Applicable.


Item 7.   Material to be Filed as Exhibits.

       Not Applicable.


                             SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 3, 2006           By: /s/ Barbara Queen
                                      --------------------------------
                                      Barbara Queen, President,
                                      Zenith Holdings, Corp.

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